Exhibit 12

E. I. DU PONT DE NEMOURS AND COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Successor	Predecessor
	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Income from continuing operations before income taxes	$466	$2,181
Adjustment for companies accounted for by the equity method	76	(30)
Less: Capitalized interest	(9)	(13)
Add: Amortization of capitalized interest	1	13
	534	2,151
Fixed charges:
Interest and debt expense	166	183
Capitalized interest	9	13
Rental expense representative of interest factor	47	47
	222	243
Total adjusted earnings available for payment of fixed charges	$756	$2,394
Number of times fixed charges earned	3.4	9.9